Exhibit 5.1
Tel Aviv, January 30, 2023

Sol-Gel Technologies Ltd.
7 Golda Meir St.
Weizman Science Park
Ness Ziona, 7403650
Israel

Re: Sol-Gel Technologies Ltd.

Ladies and Gentlemen:

We have acted as Israeli counsel for Sol-Gel Technologies Ltd., a company organized under the laws of Israel (the “Company”), in connection with (a) the issuance and sale by the Company to the Purchasers (as defined below) of an aggregate of 2,560,000 ordinary shares of the Company (the “Offered Shares”), par value NIS 0.1 per share (the “Ordinary Shares”), and (b) a warrant of the Company to purchase up to 2,560,000 Ordinary Shares (the “Warrant”), pursuant to a Securities Purchase Agreement (the “Purchase Agreement") dated as of January 27, 2023, between the Company and the purchaser identified on the signature page thereto (collectively the “Purchaser”), dated January 27, 2023. The Offered Shares and the Warrant are hereinafter collectively called the “Offered Securities”. As used herein, “Warrant Shares” means the Ordinary Shares issuable upon exercise of the Warrant. The Offered Securities are being issued pursuant to a registration statement on Form F-3 (Registration Statement No. 333-264190) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the related base prospectus which forms a part of the Registration Statement, and the prospectus supplement dated April 13, 2022, filed with the Commission on April 7, 2022, relating to the Offered Securities (the “Prospectus Supplement”).

In connection therewith, we have examined and relied upon copies of the Registration Statement, the Prospectus Supplement, the Company’s amended and restated articles of association, and such corporate records, certificates instruments, and other documents relating to the Company and such matters of law as we have deemed necessary or appropriate for the purpose of rendering this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies, the truth, accuracy and completeness of the information, representations and warranties contained in the corporate records, certificates instruments and documents we have reviewed, and the legal capacity of all natural persons. As to any facts material to such opinion, we have relied on certificates of public officials and certificates of officers or other representatives of the Company.

We are members of the Israeli bar, and we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of the State of Israel and have not, for the purpose of giving this opinion, made any investigation of the laws of any other jurisdiction than the State of Israel.

Based upon the foregoing and in reliance thereon, we are of the opinion that (i) the  Offered Securities to be issued by the Company to the Purchaser have been duly authorized for issuance and, when issued and paid for in accordance with the terms and conditions of the Purchase Agreement, will be validly issued, fully paid and non-assessable, and (ii) the Warrant Shares have been duly authorized for issuance, and upon payment for the Warrant in accordance with the terms of the Purchase Agreement, and upon issuance and delivery of such ordinary shares by the Company upon exercise of the Warrant in accordance with their terms against receipt of the exercise price therefor, will be validly issued, fully paid and non-assessable

We hereby consent to the filing of this opinion as an exhibit 5.1 to the Company’s Current Report on Form 6-K to be submitted with the Commission on or about January 30, 2023, which will be incorporated by reference in the Registration Statement, and to the reference to our name under the caption “Legal Matters” in the Prospectus Supplement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours, /s/ Gross & Co.